SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

CYRAS SYSTEMS, LLC

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Issuer)
and
CYRAS SYSTEMS, LLC
(Wholly-Owned Subsidiary)
(Name of Filing Persons)

4 1/2% Convertible Subordinated Notes

(Title of Class of Securities)
23281W-AA-9
(CUSIP Number of Class of Securities)

Russell B. Stevenson, Jr.

Senior Vice President, General Counsel and Secretary
CIENA Corporation
1201 Winterson Road
Linthicum, Maryland 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Michael J. Silver

Amy Bowerman Freed
Hogan & Hartson L.L.P.
111 South Calvert Street
Suite 1600
Baltimore, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$178,413,000	$16,414.00

*	For purposes of calculating amount of filing fee only. The amount assumes that all outstanding Notes are purchased at a price of $1,189.42 per $1,000 principal amount due at maturity.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

     This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on April 1, 2002, relating to the offer by CIENA Corporation, a Delaware corporation (the “CIENA”) and Cyras Systems, LLC, a Delaware limited liability corporation and a wholly owned subsidiary of CIENA, to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2002 and the accompanying letter of transmittal (which together constitute the “offer”), all of the outstanding Cyras Systems, LLC 4 1/2% Convertible Subordinated Notes due August 15, 2005 (the “Notes”) at a price to be paid in cash of $1,189.42 per $1,000 principal due at maturity. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the accompanying letter of transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in the Amendment No. 1 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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Item 4.     Terms of the Transaction

     Item 4 of Schedule TO is hereby amended and supplemented by adding the following: The offer expired at 5:00 p.m., New York City time on April 29, 2002. Notes having an aggregate principal amount due at maturity of $150 million were tendered pursuant to the offer. As required under the Indenture and the Offer to Exchange, CIENA has accepted the tender of such Notes and will pay $178,413,000 in cash for such Notes pursuant to the terms of the offer.

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Item 12.     Exhibits

(a)(1)(A)	Form of Offer to Purchase, dated April 1, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation, April 1, 2002.*
(a)(5)(B)	Form of Letter to Noteholders of Cyras Systems, LLC, dated April 1, 2002, from Gary B. Smith, President and Chief Executive Officer of CIENA Corporation.*
(a)(5)(C)	Text of Press Release issued by CIENA Corporation, April 29, 2002.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*   Previously filed on Schedule TO-I on April 1, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2002	CIENA CORPORATION

By:	/s/ RUSSELL B. STEVENSON, JR.

Name: Russell B. Stevenson, Jr.

Title:	Senior Vice President, General Counsel and Secretary

Dated: April 29, 2002	CYRAS SYSTEMS, LLC

By:	/s/ RUSSELL B. STEVENSON, JR.

Name: Russell B. Stevenson, Jr.

Title:	Senior Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, dated April 1, 2002.*
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation, April 1, 2002.*
(a)(5)(B)	Form of Letter to Noteholders of Cyras Systems, LLC, dated April 1, 2002, from Gary B. Smith, President and Chief Executive Officer of CIENA Corporation.*
(a)(5)(C)	Text of Press Release issued by CIENA Corporation, April 29, 2002.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*   Previously filed on Schedule TO-I on April 1, 2002.